UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HEARST-ARGYLE TELEVISION, INC.
(Name of Subject Company (Issuer))

THE HEARST FAMILY TRUST
THE HEARST CORPORATION
HEARST HOLDINGS, INC.
HEARST BROADCASTING, INC.
(Names of Filing Persons (Offeror))

Series A Common Stock, par value $0.01 per Share
(Title of Class of Securities)

422317 10 7
(CUSIP Number of Class of Securities)

Eve B. Burton
The Hearst Corporation
 300 West 57th Street
New York, New York 10019
(212) 649-2045
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons))

Copy to:

Richard D. Pritz
Kathleen L. Werner
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019

Calculation of Filing Fee:

Transaction Valuation(1)	Amount of Filing Fee(2)

$587,062,031	$18,023

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of Series A Common Stock of Hearst-Argyle Television, Inc., par value $0.01 per share (the “Shares”), not beneficially owned by The Hearst Corporation (“Hearst”) or certain related persons at a purchase price of $23.50 per Share, net to the seller in cash. According to Hearst-Argyle Television, Inc.’s registered stockholder list dated September 4, 2007, there were 52,483,343 Shares outstanding, of which 27,501,980 are held by Hearst. Accordingly, this calculation assumes the purchase of 24,981,363 Shares.

(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. Such fee is equals $30.70 per one million dollars of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑  third party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☑  going-private transaction subject to Rule 13e-3.
☑  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP No.	422317 10 7

(1)	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Hearst Family Trust

(2)	Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☐

(3)	SEC Use Only.

(4)	Source of Funds.

WC

(5)	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).

☐

(6)	Citizenship or Place of Organization.

California

(7)	Sole Voting Power.

Number of

Shares	(8)	Shared Voting Power.
Beneficially
Owned By	69,786,759

Each	(9)	Sole Dispositive Power.
Reporting
Person

With	(10)	Shared Dispositive Power.

69,786,759

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person.

69,786,759

(12)	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares

☐

(13)	Percent of Class Represented By Amount In Row (11)

73.6%

(14)	Type Of Reporting Person

OO (Testamentary Trust)

CUSIP No.	422317 10 7

(1)	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Hearst Corporation

(2)	Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☐

(3)	SEC Use Only.

(4)	Source of Funds.

WC

(5)	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).

☐

(6)	Citizenship or Place of Organization.

Delaware

(7)	Sole Voting Power.

Number of

Shares	(8)	Shared Voting Power.
Beneficially
Owned By	69,786,759

Each	(9)	Sole Dispositive Power.
Reporting
Person

With	(10)	Shared Dispositive Power.

69,786,759

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person.

69,786,759

(12)	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares

☐

(13)	Percent of Class Represented By Amount In Row (11)

73.6%

(14)	Type Of Reporting Person

CO

CUSIP No.	422317 10 7

(1)	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hearst Holdings, Inc.

(2)	Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☐

(3)	SEC Use Only.

(4)	Source of Funds.

WC

(5)	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).

☐

(6)	Citizenship or Place of Organization.

Delaware

(7)	Sole Voting Power.

Number of

Shares	(8)	Shared Voting Power.
Beneficially
Owned By	69,786,759

Each	(9)	Sole Dispositive Power.
Reporting
Person

With	(10)	Shared Dispositive Power.

69,786,759

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person.

69,786,759

(12)	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares.

☐

(13)	Percent of Class Represented By Amount In Row (11)

73.6%

(14)	Type Of Reporting Person

CO

CUSIP No.	422317 10 7

(1)	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hearst Broadcasting, Inc.

(2)	Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☐

(3)	SEC Use Only.

(4)	Source of Funds.

WC

(5)	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).

☐

(6)	Citizenship or Place of Organization.

Delaware

(7)	Sole Voting Power.

Number of

Shares	(8)	Shared Voting Power.
Beneficially
Owned By	69,786,759

Each	(9)	Sole Dispositive Power.
Reporting
Person

With	(10)	Shared Dispositive Power.

69,786,759

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person

69,786,759

(12)	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares.

☐

(13)	Percent of Class Represented By Amount In Row (11)

73.6%

(14)	Type Of Reporting Person

CO

This Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO relates to the offer by Hearst Broadcasting, Inc., a Delaware corporation (“Hearst Broadcasting”), to purchase all outstanding shares of Series A Common Stock, par value $0.01 per share (the “Shares”), of Hearst-Argyle Television, Inc., a Delaware corporation (“Hearst-Argyle”), not owned by Hearst Broadcasting, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 14, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and as may be amended and supplemented from time to time, constitute the “Offer”).

Item 1.	Summary Term Sheet

Reference is made to the information set forth under Summary Term Sheet in the Offer to Purchase, which is incorporated herein by reference.

Item 2.	Subject Company Information

(a) Reference is made to the information set forth under The Offer — Section 7. Certain Information Concerning Hearst-Argyle in the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is made to the information set forth under Introduction in the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is made to the information set forth under The Offer — Section 6. Price Range of Shares; Dividends in the Offer to Purchase, which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a) Reference is made to the information set forth under The Offer — Section 8. Certain Information Concerning The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust in the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is made to the information set forth under The Tender Offer — Section 8. Certain Information Concerning The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust in the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is made to the information set forth under The Tender Offer — Section 8. Certain Information Concerning The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust and Schedule A — Information Concerning the Directors and Executive Officers of Hearst and the Trustees of The Hearst Family Trust  in the Offer to Purchase, which is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a) Reference is made to the information set forth under Summary Term Sheet; Introduction; Special Factors — Section 2. Purpose of and Reasons for the Offer; Hearst’s Plans for Hearst-Argyle After the Offer and the Merger; Consideration of Alternatives; The Offer — Section 1. Terms of the Offer; The Offer — Section 2. Acceptance for Payment and Payment for Shares; The Offer — Section 3. Procedure for Accepting the Offer and Tendering Shares; The Offer — Section 5. — Material U.S. Federal Income Tax Consequences and The Offer — Section 4. Withdrawal Rights in the Offer to Purchase, which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) Reference is made to the information set forth under Special Factors — Section 1. Background; Special Factors — Section 6. Transactions and Arrangements Concerning the Shares; and Special Factors — Section 7. Related Party Transactions in the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is made to the information set forth under Special Factors — Section 1. Background; Special Factors — Section 2. Purpose of and Reasons for the Offer; Hearst’s Plans for Hearst-Argyle After the

Offer and the Merger; Consideration of Alternatives; The Offer — Section 8. Certain Information Concerning The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust; and Special Features — Section 7. Related Party Transactions in the Offer to Purchase, which is incorporated by reference.

Item 6.	Purpose of the Transaction and Plans or Proposals

(a) and (c)(1)-(7) Reference is made to the information set forth under Introduction; Special Factors — Section 1. Background; Special Factors — Section 2. Purpose of and Reasons for the Offer; Hearst’s Plans for Hearst-Argyle After the Offer and the Merger; Consideration of Alternatives; and The Offer — Section 9. Merger and Appraisal Rights; “Going Private” Rules in the Offer to Purchase, which is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a) and (b) Reference is made to the information set forth under The Offer — Section 10. Source and Amount of Funds in the Offer to Purchase, which is incorporated herein by reference.

(d) Not applicable.

Item 8.	Interest in Securities of Subject Company

(a) and (b) Reference is made to the information set forth under Special Factors — Section 1. Background; Special Factors — Section 6. Transactions and Arrangements Concerning the Shares; Summary Term Sheet; Schedule B — Security Ownership of Hearst-Argyle by Hearst and Certain Related Persons and Special Factors — Section 7. Related Party Transactions in the Offer to Purchase, which is incorporated herein by reference.

Item 9.	Persons / Assets, Retained, Employed, Compensated or Used

(a) Reference is made to the information set forth under Special Factors — Section 6. Transactions and Arrangements Concerning the Shares; Special Factors — Section 7. Related Party Transactions; and The Offer — Section 15. Fees and Expenses in the Offer to Purchase, which is incorporated herein by reference.

Item 10.	Financial Statements

(a) Financial statements for the offeror are not material because the consideration offered consists solely of cash, the Offer is not subject to any financing condition and the Offer is for all outstanding securities of the subject class.

(b) The pro forma financial statements are not material to the Offer.

Item 11.	Additional Information

(a)(1) None.

(a)(2) Reference is made to the information set forth under Introduction; The Offer — Section 2. Acceptance for Payment and Payment for Shares; The Offer — Section 3. Procedure for Accepting the Offer and Tendering Shares; The Offer — Section 9. Merger and Appraisal Rights; “Going Private” Rules; and The Offer — Section 14. Certain Legal Matters in the Offer to Purchase, which is incorporated herein by reference.

(a)(3) Reference is made to the information set forth under The Offer — Section 14. Certain Legal Matters in the Offer to Purchase, which is incorporated herein by reference.

(a)(4) Reference is made to the information set forth under The Offer — Section 13. Certain Effects of the Offer and the Merger and The Offer — Section 14. Certain Legal Matters.

(a)(5) Reference is made to the information set forth under The Offer — Section 14. Certain Legal Matters in the Offer to Purchase, which is incorporated herein by reference.

(b) None.

Item 12.	Exhibits

(a)(1)(i)	Offer to Purchase dated September 14, 2007.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form-9.

(a)(1)(vii)	Press release, dated August 24, 2007, issued by Hearst, including letter, dated August 24, 2007, from Hearst to Hearst-Argyle (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Hearst with the SEC on August 24, 2007).

(a)(5)(i)	Complaint of Alan Kahn, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 07/602881, filed in the Supreme Court of the State of New York on August 27, 2007.

(a)(5)(ii)	Complaint of Nira Blizinsky, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 07/602895, filed in the Supreme Court of the State of New York on August 27, 2007.

(a)(5)(iii)	Complaint of Advantage Investors, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 07/602904, filed in the Supreme Court of the State of New York on August 28, 2007.

(a)(5)(iv)	Complaint of Paul Schwartz, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 07111830, filed in the Supreme Court of the State of New York on August 29, 2007.

(a)(5)(v)	Complaint of Adele Brody, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Case No. 3205, filed in the Court of Chancery of the State of Delaware on September 4, 2007.

(a)(5)(vi)	Complaint of Sheet Metal Workers Pension Plan of Northern California, on behalf of itself and all others similarly situated, against Hearst-Argyle Television, Inc., et al., Case No. 3211, filed in the Court of Chancery of the State of Delaware on September 6, 2007.

(a)(5)(vii)	Complaint of Stationary Engineers Local 39 Pension Plan, Individually and on behalf of and all others similarly situated, against Hearst-Argyle Television, Inc., et al., Case No. 3214, filed in the Court of Chancery of the State of Delaware on September 7, 2007.

(a)(5)(viii)	Complaint of Karen Chana Kupfer, individually and on behalf of all others similarly situated, against Hearst-Argyle-Television, Inc., et al., Case No. 3217. filed in the Court of Chancery of the State of Delaware on September 7, 2007.

(b)	None.

(d)	None.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3

Item 2.	Subject Company Information

(d) Reference is made to the information set forth under The Offer — Section 6. Price Range of Shares; Dividends in the Offer to Purchase, which is incorporated herein by reference.

(e) Not Applicable.

(f) Reference is made to the information set forth under Special Factors — Section 6. Transactions and Arrangements Concerning the Shares in the Offer to Purchase, which is incorporated herein by reference.

Item 4.	Terms of the Transaction

(c) None.

(d) Reference is made to the information set forth under The Offer — Section 9. Merger and Appraisal Rights; “Going Private” Rules and Schedule D. Section 262 of the Delaware General Corporation Law in the Offer to Purchase, which is incorporated herein by reference.

(e) None.

(f) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(c) Reference is made to the information set forth under Introduction, Special Factors — Section 1. Background; Special Factors — Section 6. Transactions and Arrangements Concerning the Shares; and Special Factors — Section 7. Related Party Transactions in the Offer to Purchase, which is incorporated herein by reference.

(e) Reference is made to the information set forth under Introduction, Special Factors — Section 1. Background; Special Factors — Section 6. Transactions and Arrangements Concerning the Shares; and Special Factors — Section 7. Related Party Transactions in the Offer to Purchase, which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(b) Reference is made to the information set forth under Special Factors — Section 2. Purpose of and Reasons for the Offer; Hearst’s Plans for Hearst-Argyle After the Offer and the Merger; Consideration of Alternatives in the Offer to Purchase, which is incorporated by reference.

(c)(8) Reference is made to the information set forth under The Offer — Section 13. Certain Effects of the Offer and Merger in the Offer to Purchase, which is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

(a), (b) and (c) Reference is made to the information set forth under Introduction, Special Factors — Section 1. Background; Special Factors — Section 2. Purpose of and Reasons for the Offer; Hearst’s Plans for Hearst-Argyle After the Offer and the Merger; Consideration of Alternatives; and Special Factors — Section 3. The Position of The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust Regarding the Fairness of the Offer and the Merger in the Offer to Purchase, which is incorporated herein by reference.

(d) Reference is made to the information set forth under Introduction, Special Factors — Section 13. Certain Effects of the Offer and Merger and The Offer — Section 9. Merger and Appraisal Rights; “Going Private” Rules in the Offer to Purchase, which is incorporated herein by reference.

Item 8.	Fairness of the Transaction

(a), (b), (c), (d), (e) and (f) Reference is made to the information set forth under Special Factors — Section 1. Background; Special Factors — Section 2. Purpose of and Reasons for the Offer; Hearst’s Plans for Hearst-Argyle After the Offer and the Merger; Consideration of Alternatives, and Special Factors — Section 3. The Position of The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust Regarding the Fairness of the Offer and the Merger in the Offer to Purchase, which is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a), (b) and (c) Reference is made to the information set forth under Special Factors — Section 4. Summary of Presentation of Lazard Frères & Co. LLC to the Board of Directors of Hearst in the Offer to Purchase, which is incorporated herein by reference.

Item 10.	Source and Amount of Funds or Other Consideration

(c) Reference is made to the information set forth under The Offer — Section 15. Fees and Expenses in the Offer to Purchase, which is incorporated by reference.

Item 12.	The Solicitation or Recommendation

(d) Reference is made to the information set forth under The Offer — Section 7. Certain Information Concerning Hearst-Argyle of the Offer to Purchase, which is incorporated herein by reference.

(e) The filing persons are not aware of any officer, director or affiliate of Hearst-Argyle or any person listed on Schedule A. Information Concerning the Directors and Executive Officers of Hearst and the Trustees of The Hearst Family Trust to the Offer to Purchase who has made a recommendation either in support of or against the Offer.

Item 13.	Financial Statements

(a) Reference is made to the information set forth under The Offer — Section 7. Certain Information Concerning Hearst-Argyle of the offer to purchase, which is incorporated herein by reference.

(b) Not applicable.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

(b) None.

Item 16.	Exhibits

(c)(i) Written Presentation of Lazard Frères & Co. LLC to the Board of Directors of Hearst on August 24, 2007.

(f) Section 262 of the Delaware General Corporation Law (included as Schedule D of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEARST BROADCASTING, INC.

By:	/s/ James M. Asher
Name:   James M. Asher

Title:	Vice President

HEARST HOLDINGS, INC.

By:	/s/ James M. Asher
Name:   James M. Asher

Title:	Senior Vice President

THE HEARST CORPORATION

By:	/s/ James M. Asher
Name:   James M. Asher

Title:	Senior Vice President

THE HEARST FAMILY TRUST

By:	/s/ Victor F. Ganzi
Name:   Victor F. Ganzi

Title:	Trustee

Date: September 14, 2007

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)	Offer to Purchase dated September 14, 2007.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Press release, dated August 24, 2007, issued by Hearst, including letter, dated August 24, 2007, from Hearst to Hearst-Argyle (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Hearst with the SEC on August 24, 2007).
(a)(5)(i)	Complaint of Alan Kahn, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 07/602881, filed in the Supreme Court of the State of New York on August 27, 2007.
(a)(5)(ii)	Complaint of Nira Blizinsky, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 07/602895, filed in the Supreme Court of the State of New York on August 27, 2007.
(a)(5)(iii)	Complaint of Advantage Investors, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 07/602904, filed in the Supreme Court of the State of New York on August 28, 2007.
(a)(5)(iv)	Complaint of Paul Schwartz, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 07111830, filed in the Supreme Court of the State of New York on August 29, 2007.
(a)(5)(v)	Complaint of Adele Brody, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Case No. 3205, filed in the Court of Chancery of the State of Delaware on September 4, 2007.
(a)(5)(vi)	Complaint of Sheet Metal Workers Pension Plan of Northern California, on behalf of itself and all others similarly situated, against Hearst-Argyle Television, Inc., et al., Case No. 3211, filed in the Court of Chancery of the State of Delaware on September 6, 2007.
(a)(5)(vii)	Complaint of Stationary Engineers Local 39 Pension Plan, Individually and on behalf of and all others similarly situated, against Hearst-Argyle Television, Inc., et al., Case No. 3214, filed in the Court of Chancery of the State of Delaware on September 7, 2007.
(a)(5)(viii)	Complaint of Karen Chana Kupfer, individually and on behalf of all others similarly situated, against Hearst-Argyle-Television, Inc., et al., Case No. 3217. filed in the Court of Chancery of the State of Delaware on September 7, 2007.
(b)	None.
(c)(i)	Written Presentation of Lazard Frères & Co. LLC to the Board of Directors of Hearst on August 24, 2007.
(d)	None.
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule D in the Offer to Purchase filed herewith as Exhibit(a)(1)(i)).
(g)	None.
(h)	None.